September 11, 2005

Larry Spirgel
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC. 20549

Dear Mr. Spirgel,

Re: 		Georgia International mining Corporation
Registration Statement on Form SB2-2
File No. 333-125138 filed May 23, 2005

Form 10-QSB for Fiscal quarter ended March 31, 2005
File No. 333- 125138 Filed May 26, 2005


Attached is our reply in light of the comments you mentioned in your letter dated June 22, 2005. We have enclosed our response in the same order as your questions to facilitate the review process.

We have also attached the following exhibits to this letter to support our initiatives and our ability as a going concern company:
1-	Option agreement to purchase mining property in the Cariboo
region, BC.
2-	Auditor consent letter re your review point # 2
3-	Auditor opinion re Going Concern per your review point # 38
4-	Letter requesting the removal of form 10-QSB mentioned in your review point # 42


Please feel free to contact us should you require more information, or have any questions. Our Phone is (604) 454-8035
Our Fax is      (604) 524-8639
Email: Reda.Akladios@Shaw.CA




Reda Akladios
Chief Financial Officer




Form SB 2

1-	We have changed the wording to refer to the offering from "Units"
to "Shares and Warrants". This will eliminate the confusion regarding the securities subject of this registration document.
As mentioned on Form SB-2 we are registering 10,000,000 common shares at $0.10 per share. Each share has one warrant attached and is exercisable at $0.12 The total number of warrants we are registering, therefore, is 10,000,000. We have paid $258.94 in fees to register the offered shares and attached warrants.

2-	Please see attached consent form from our Auditors per your
request.

Outside Front Cover Page

3-	The price for each Common Share is $0.10. We have revised the wording in the amended SB-2

4-	The escrow agent is Dennis Brovarone and not TD Bank. We have revised the disclosure


5-	We have revised in accordance with Rule 10b-9 on the cover page and the Plan of Distribution section.

6-	The  offering length is 180 days starting from the date this registration document becomes "effective" by the SEC. If we were able to raise the maximum amount of shares before the end of the described period, then we will close the offer since its purpose has been fulfilled. If we only sold the minimum by the end of the offering period, we may extend the offering to a second period of maximum 180 days provided that we have evidence (commitments) for future sales.

7-	We have revised  our disclosure.

8-	We do not intend to use the prospectus before effectiveness.

9-	We have revised our disclosure.

Prospectus Summary, page 2

10-	The table of contents has been placed immediately after the
cover page of the prospectus per item 502 of reg. S-B


11-	We have provided the required information per section
503(b) of regulation S-B

Risk Factors, Page 3

12-	We have revised Risk # 5 on page 4

13-	We have revised the Risk section where appropriate to be
more clear and precise in terms of its relation and effect on our company.

14-	We have made the required disclosure on the revised SB-2

The lack of public markets. Page 7

15-	We have made the necessary disclosure on the revised SB-2

We have no employees  page 8

16-	 We will disclose the 20 hours commitment on page 8 for
consistency with the rest of our document.

Where you can get Additional Information ..page 8

17-	We confirm that we will be filing registration statements
to register all stocks and warrants as required under section
12(g) of the exchange act.

18-	We have revised our disclosure accordingly.

Determination of Offering Price .. page 10

19-	We have revised our disclosure to indicate the correct
percentage. .

20-	We have addressed the factors involved in pricing the
warrant in the amended form per item 505(b) of regulation S-B

Plan of Distribution page 12

21-	We have revised accordingly.

22-	No rights were reserved to officers, directors, affiliates
or anyone involved in the marketing of the units in order to reach the minimum sales threshold.

23-	We have revised our disclosure accordingly


24-	Subscribers will  have the right to withdraw their funds
any time as long as the offering period is still open. .

25-	We will contact market maker as soon this registration
statement (SB-2) has been approved / declared "effective" by the SEC

Legal Proceedings, .. page 14

26-	Mr. Mollica is not a founder or related to the company in
any way. The statement made by us on the registration statement was inaccurate We have removed any reference to Mr. Mollica from our registration statement.

Business Experience of Officers and Directors, ..page 15

27-	We have revised our disclosure accordingly

Founder, ..page 16

28-	Please refer to point 26 above. We have revised our
disclosure to remove any reference to Mr. Mollica. As previously mentioned Mr. Mollica is unrelated to our company and did not persuade any officer or director to form the company. Mr. Mark Hague, our officer and director, formed the company based on his vision to diversify his investments and experience to the mining sector.

Description of Business, ..page 19

29-	We have revised our business plans and disclosures (see
business strategy and strategy implementation on page 19 & 20).

30-	Not applicable. (See our new business strategy and strategy
implementation on page 19 and 20)

31-	We have deleted the reference to the website (See our new
business strategy and strategy implementation on page 19 and 20).

32-	Not applicable (See our new business strategy and strategy
implementation on page 19 and 20)

33-	  We have included maps of our optioned property in the
Cariboo Region, BC. The maps are part of the Mining Geological
Report that is filed as an exhibit.




Management Discussion and Analysis, page 20

34-	We have revised "Management Discussion and Analysis" in
light of our revised business plan (please see page 18 & 19).

35-	 We have included in the revised disclosure a discussion of
less then perfect situation (if we raise less then the maximum amount of shares) in the plan of operation.

Liquidity and Capital Resources, page 20

36-	We have revised the disclosure of our liquidity and Capital
Resources in light of our new business plans (see page 19 & 20)

37-	We have quantified the expected costs for our first year in
operations. The expected losses equal the expected costs, since we will not have any revenue in our first year of operations. We have included detailed calculations in our revised disclosure
(see page and 25)

Report of Independent Registered Public Accounting Firm

38-	 Our auditors have revised their letter to qualify our
audit re "Going Concern". We have attached their revised letter.

Recent Sales of Unregistered Securities, page II -4

39-	We have amended our disclosure re item 26 to clearly
explain our reliance on section 4(2) as follow:

In February 2005 the following common shares were sold to accredited investors without registration under the Securities Act of 1933. With respect to the sales, the Company relied on
Section 4(2) of the Securities Act of 1933, as amended   No
advertising or general solicitation was employed in offering the securities. The securities were offered to accredited investors, personally known to the Company's officers. The investors were provided all material information regarding the private placement and the Company. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted by the Company.

40-	 We will file all listed exhibits on EDGAR




Signature

41-	 Our CFO has signed on the amended registration form

Form 10 QSB for the fiscal quarter ended March 31, 2005


42-	 We have sent a withdrawal request to the United States
Securities and Exchange Commission requesting the withdrawal of the 10 QSB for the quarter ended March 2005. Sorry for the inconvenience.
GEORGIA INTERNATIONAL MINING CORPORATION
299-1917 West 4th Ave., Vancouver, BC V6J 1M7
Larry Spirgel
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC. 20549
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